EXHIBIT 99.1

Ultrapetrol (Bahamas) Limited Announces Release Date for Second Quarter 2008 Financial Results and Hosting of Conference Call

NASSAU, Bahamas, July 29, 2008 (PRIME NEWSWIRE) -- Ultrapetrol (Bahamas) Limited (Nasdaq:ULTR) will release its second quarter 2008 financial results on Tuesday, August 12, 2008, after the close of stock market trading. Ultrapetrol will host a related conference call on Wednesday, August 13, 2008, at 10:00 a.m. Eastern Time, accessible via telephone and Internet with an accompanying slide presentation.

On the call, Felipe Menendez Ross, President and Chief Executive Officer, and Leonard Hoskinson, Chief Financial Officer, will discuss Ultrapetrol's results and the outlook for its four businesses. There also will be a question and answer session. The call is expected to last approximately one hour and the audio webcast and slide presentation will be available on the Investor Relations section of Ultrapetrol's Web site at www.ultrapetrol.net.

Investors and analysts may participate in the live conference call by dialing 888-390-7303 (toll-free U.S.) or + 210-234-0009 (outside of the U.S.); passcode: ULTR. Please register at least 10 minutes before the conference call begins. A replay of the call will be available for one week via telephone starting approximately one hour after the call ends. The replay can be accessed at 866-405-7299 (toll-free U.S.) or + 203-369-0609 (outside of the U.S.); passcode: ULTR. The webcast and presentation will be archived on Ultrapetrol's Web site for 30 days after the call.

About Ultrapetrol

Ultrapetrol is an industrial transportation company serving the marine transportation needs of its clients in the markets on which it focuses. It serves the shipping markets for grain, forest products, minerals, crude oil, petroleum and refined petroleum products, as well as the offshore oil platform supply market and the leisure passenger cruise market, with its extensive and diverse fleet of vessels. These include river barges and pushboats, platform supply vessels, tankers, oil-bulk-ore/capesize vessels and a passenger ship. More information on Ultrapetrol can be found at www.ultrapetrol.net.

The Ultrapetrol (Bahamas) Limited logo is available at http://www.primenewswire.com/newsroom/prs/?pkgid=3164

ULTR-G

CONTACT: The IGB Group
         Investor and Media Contact
         Leon Berman
         212-477-8438